



SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

2 November 2006


SEC MAIL PROCESSING
RECEIVED
NOV 13 2006
WASH. D.C.
151
SECTION

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of October 2006.

Sincerely



Lawrence Litzow
Corporate Secretary

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	30 SEPTEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(302)	(302)
	(b) advertising and marketing	(134)	(134)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(398)	(398)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	746	746
1.5	Interest and other costs of finance paid	(252)	(252)
1.6	Income taxes paid	-	-
1.7	Other (Net increase in client loans)	(3,612)	(3,612)
	Net operating cash flows	(3,952)	(3,952)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(3,952)	(3,952)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(26)	(26)
	(e) other non-current assets	(17)	(17)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	662	662
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	903	903
1.13	Other	-	-
	Net investing cash flows	1,522	1,522
1.14	**Total operating and investing cash flows**	(2,430)	(2,430)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	3,000	3,000
1.18	Repayment of borrowings	(1,080)	(1,080)
1.19	Dividends paid	-	-
1.20	Other (Capital raising)	-	-
	Net financing cash flows	1,920	1,920
	Net increase (decrease) in cash held	(510)	(510)
1.21	Cash at beginning of quarter/year to date	2,798	2,798
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,288	2,288

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	133
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

At 30 June 2006, an amount of $1.2 million of consideration for the sale of Impact Funding (UK) Plc was outstanding. Of this balance, $0.54 million has been settled, in the quarter ended 30 September 2006, by the transfer of further shares in Impact Holdings (UK) Plc which are currently held as an available for sale investment.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	15,000	8,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

	Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	168	1,604
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (Bank deposits – restricted use under terms of bank bill facility agreement – not considered cash for purposes of cash flow statement)	2,120	1,194
	Total: cash at end of quarter (item 1.23)	2,288	2,798

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		Impact Funding (UK) Plc sold 19 June 2006
5.2	Place of incorporation or registration		United Kingdom
5.3	Consideration for acquisition or disposal		At 30 June 2006 an amount of $1.2 million of sale consideration was outstanding. Net cash of $0.66 million has been received in the quarter ended 30 September 2006. The remainder of the consideration has been settled through the transfer of additional shares as disclosed at Item 2.1 above.
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does /~~does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 30th October 2006
(Director/Company secretary)

Print name: RUSSELL ERIC TEMPLETON

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

>> NOTICE IS GIVEN that the 2006 Annual General Meeting of the shareholders of Impact Capital Limited ("the Company") will be held at the Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 29 November 2006 at 11.30am.

NOTICE OF ANNUAL GENERAL MEETING

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Financial Statements of the Company and its controlled entities for the year ended 30 June 2006 and the related Directors' Report, Directors' Declaration and Auditors' Report.

RESOLUTIONS

To consider and if thought fit, resolve:

1. Re-election of director (ordinary resolution)

To re-elect a director - Mr. J W Laurie retiring by rotation in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

2. Remuneration report (non-binding resolution)

To receive and adopt the remuneration report covering directors and executives for the Company and its controlled entities.

OTHER BUSINESS

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act 2001.

By Order of the Board of Directors,

Lawrence Litzow - Company Secretary

Dated 26 September 2006

(h) To be effective, ICD must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged either by mail to Computershare Investor Services Pty Ltd, GPO Box 523 Brisbane QLD 4001 or by facsimile to Computershare Investor Services Pty Ltd on (07) 3237 2152.

A PROXY FORM IS ENCLOSED.

Explanatory Notes to the Notice of Annual General Meeting 2006

1. Voting

Impact Capital Limited (ICD) has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that, for the purposes of determining voting entitlements at the Annual General Meeting, securities will be taken to be held by those persons recorded on the Company's share register as at 7.00pm Brisbane time on Monday 27 November 2006. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of ICD.

(e) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(f) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting as he or she thinks fit.

(g) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder for that item.

3. Agenda Item 1

Financial statements and reports

The Corporations Act 2001 requires that the reports of the directors and auditors and the annual financial report, including the financial statements of the Company, for the year ended 30 June 2006 be laid before the Annual General Meeting. The Corporations Act 2001 does not require a vote of the shareholders on the reports or the statements. However shareholders will be given reasonable opportunity to ask questions or make comments on the reports and the statements at the meeting.

Also reasonable opportunity will be given to shareholders to ask the Company auditor questions relevant to the conduct of the audit and the preparation and content of the Auditors' Report.

4. Agenda item 2

Re-election of director

Mr Laurie was appointed to the Board in August 2004, as Chairman of the Remuneration Committee in July 2005 and is also a member of the Audit Committee. Chairman of Twilight House Ltd, director of Techstar Limited and deputy chairman of HHO Multimedia Australasia Pty Ltd. Past chairman of Homeleisure Limited and past director of Pyrmont Raw Materials Pty Ltd. Mr Laurie is a resident of New South Wales, Australia and is 71 years of age.

5. Agenda item 3

Remuneration report

The Directors' Report for the year ended 30 June 2006 contains a remuneration report, which sets out the policy for the remuneration of directors, the company secretary and senior executives. A reasonable opportunity will be given to shareholders to ask questions or make comments on the remuneration report. While there is a requirement for a formal resolution on this item, under S250R[3] of the Corporations Act 2001 the resolution is only advisory and does not bind the Company or its directors.

Impact

capital

Impact Capital Limited

ACN 094 503 385

Proxy Form

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
QLD 4001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
www.computershare.com

Appointment of Proxy

I/We being a members of Impact Capital Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Impact Capital Limited to be held at the Riverside Centre Auditorium, Level 5, Riverside Centre, 123 Eagle Street, Brisbane on Wednesday, 29 November 2006 at 11.30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2	Re-election of Director - Mr J W Laurie			
Item 3	Remuneration Report (non-binding)			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ **%** **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

I C D 1 P R



How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 11.30am on Wednesday, 29 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 19, 307 Queen Street, Brisbane, Australia 4001
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4000 Australia
BY FAX	61 7 3237 2152

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	10 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD AS TRUSTEE
Date of change	26 October 2006
No. of securities held prior to change	1,904,507
Class	ORDINARY SHARES
Number acquired	7,728
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,880
No. of securities held after change	1,912,235
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	5 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD AS TRUSTEE
Date of change	10 October 2006
No. of securities held prior to change	1,900,540
Class	ORDINARY SHARES
Number acquired	3,967
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,103
No. of securities held after change	1,904,507
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	27 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD AS TRUSTEE
Date of change	5 October 2006
No. of securities held prior to change	1,878,940
Class	ORDINARY SHARES
Number acquired	21,600
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,778
No. of securities held after change	1,900,540
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE

3 October 2006

UPDATE ON INVESTMENT IN IMPACT HOLDINGS (UK) PLC

The value of Impact Capital Limited's residual investment in Impact Holdings (UK) Plc is expected to continue growing in light of the company's recent trading update.

Impact Capital currently holds 18.5 million 10p ordinary shares in Impact Holdings (UK) Plc which represents approximately 16% of that company's issued capital and has options to subscribe for a further 3.4 million ordinary shares.

Impact Holdings (UK) Plc is a company listed on the London Stock Exchange's Alternative Investment Market (AIM Code "IHUK") and provided an update to the market on the 28 September 2006 as follows:

"Impact Holdings Plc, the specialist lender, expects to announce interim results at the end of October 2006. The directors are pleased to report that the group continues to trade well and that demand for their products has exceeded their initial expectations. The directors expect to deliver a maiden interim pre-tax profit of not less than £450,000 for the period ended 30 September 2006. The Group had no operating business prior to the acquisition of Impact Funding (UK) Ltd towards the end of June 2006. Thus, the interim results relate to a trading period of a little over three months.

In addition, Impact is pleased to announce two new contracts:
* *an invoice discounting and bridging finance agreement with Aquilo plc, up to a value of £5m.*
* *a right-to buy scheme with allied loan services, up to a value of £5m.*

Demand for specialist loans continues to be strong and the group is progressing in its discussions with various banks to secure additional leverage to meet that demand."

Impact Capital's Managing Director Russell Templeton said the announcement supported the board's decision earlier this year to maintain an exposure to the rapidly growing UK market despite divesting the business at a significant profit.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.



P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Or

Richard Owen
Principal Consultant, Three Plus
+ 61 (0) 7 3503 5700
+ 61 (0) 412 869 937

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE

2 October 2006

INITIATING BROKER COVERAGE

Initiating broker coverage by Bell Potter of niche lender Impact Capital Limited was released on 18 September 2006. A complete copy of the report can be obtained from the company's website at http://www.impactfunding.com.au/s_media.html.

ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of the shareholders of Impact Capital Limited will be held at the Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 29 November 2006 at 11.30am.

The notice of meeting will be issued in due course.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton	Alison Hill		Richard Owen
Managing Director	Chief Financial Officer	Or	Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000		+ 61 (0) 7 3503 5700
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850		+ 61 (0) 412 869 937